SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ProLogis
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Shares, $0.01 par value
(Title of Class of Securities)
743410 10 2
(CUSIP Number of Class of Securities’ Underlying Common Stock)
Walter C. Rakowich
Chief Executive Officer
ProLogis
4545 Airport Way
Denver, Colorado 80239
(303) 567-5000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	David S. Thomas, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$5,383,788	$384

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,007,693 shares of the Issuer’s common shares having an aggregate value of $5,383,788 as of June 8, 2010 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$384
Form or Registration No.:	005-46717
Filing party:	ProLogis
Date filed:	June 10, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 10, 2010, and subsequently amended, relating to an offer by ProLogis, a Maryland real estate investment trust (the “Company”) to certain employees of ProLogis (excluding named executive officers and trustees) who hold certain options to purchase the ProLogis common shares (such options, “eligible options”) to exchange such eligible options for restricted share units or cash.
     On July 8, 2010, the Company distributed to eligible employees a memorandum providing the final exchange ratios, which is attached hereto as Exhibit (a)(1)(N).
     Pursuant to Rule 12b-15 under the Securities Exchange Act, as amended, this Amendment No. 3 amends and supplements Item 12 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in this Schedule TO remain unaffected.
Item 12. Exhibits.
     The Exhibit Index attached to this Amendment No. 3 is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ProLogis
/s/ David W. Grawemeyer
David W. Grawemeyer
Managing Director and Deputy General Counsel

Date: July 8, 2010

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Share Options for Restricted Share Units or Cash, dated June 10, 2010.

(a)(1)(B)*	Memo to Eligible Employees from Walt Rakowich, dated June 10, 2010.

(a)(1)(C)*	Screen Shots of the Offer Website.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Forms of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Elections.

(a)(1)(F)*	Form of Reminder Email.

(a)(1)(G)*	Form of Restricted Share Unit Agreement.

(a)(1)(H)*	Employee Presentation Announcement, dated June 10, 2010.

(a)(1)(I)*	Memo to Eligible Employees from Stock Plan Administration, dated June 10, 2010.

(a)(1)(J)*	Employee Presentation Materials.

(a)(1)(K)*	Screen Shots of the Intranet Website with Links to Offer Documents.

(a)(1)(L)*	Form of Additional Reminder Email.

(a)(1)(M)*	Dutch Tax Ruling Memorandum and Form of Consent Agreement.

(a)(1)(N)	Memo to Eligible Employees from Stock Plan Administration, dated July 8, 2010, providing final exchange ratios.

(b)	Not applicable.

(d)(1)
The ProLogis 1997 Long-Term Incentive Plan (as amended and restated effective as of September 26, 2002) (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on February 19, 2003).

(d)(2)	First Amendment of ProLogis 1997 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on May 19, 2010).

(d)(3)	The ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the SEC on June 2, 2006).

(d)(4)	Second Amendment of ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on May 19, 2010).

(d)(5)
Form of Non Qualified Share Option Award Terms pursuant to the ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.25 to the Company’s Form 10-K, filed with the SEC on February 26, 2010).

Exhibit
Number	Description
(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.